Exhibit 99.1

Mynd.ai Announces $10 Million Share Repurchase Program

Seattle, WA., October 21, 2024 – Mynd.ai, Inc. (“Mynd” or the “Company”) (NYSE American: MYND) today announced that the Company’s Board of Directors has authorized the repurchase of up to $10 million of its American depositary shares (“ADSs”) and/or ordinary shares as market conditions and the Company’s liquidity warrant.

“We are committed to delivering long-term value to our shareholders and we believe that the potential to repurchase our shares and ADSs at these levels represents a compelling opportunity to deploy available cash to do so,” stated Vin Riera, Mynd’s Chief Executive Officer. Riera added, “The share repurchase program, combined with our recently announced strategic initiatives, including the sale of a non-strategic business for $20 million, reflect both our confidence in the strength of our business as well as our ongoing efforts to bolster our financial position and enhance long-term shareholder value.”

Repurchases may be made from time to time, subject to applicable securities laws, through open-market purchases, privately negotiated transactions or by other means (including Rule 10b5-1 and Rule 10b5-18 compliant trading plans). Depending on market conditions and other factors, these repurchases may be commenced or suspended from time to time without prior notice. There can be no assurances how many ADS/shares, if any, the Company may repurchase.

Forward-Looking Statements

This press release contains “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements reflect Mynd’s current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” “optimistic,” and the negatives of these words and other similar expressions generally identify forward looking statements. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in Mynd’s Annual Report on Form 20-F, filed with the SEC on March 27, 2024, as such factors may be updated from time to time in Mynd’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in Mynd’s filings with the SEC. While forward-looking statements reflect Mynd’s good faith beliefs, they are not guarantees of future performance. Mynd disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law.

About Mynd.ai, Inc.

Seattle-based Mynd is a global leader in interactive technology offering best-in-class hardware and software solutions that help organizations create and deliver dynamic content; simplify and streamline teaching, learning, and communication; and facilitate real-time collaboration. Our award-winning interactive displays and software can be found in more than 1 million learning and training spaces across 126 countries. Our global distribution network of more than 4,000 reseller partners and our dedicated sales and support teams around the world enable us to deliver the highest level of service to our customers.

For investor and media inquiries, please contact:

Investor Relations - Mynd.ai, Inc.

E-mail: investorrelations@mynd.ai

Arthur Giterman

Chief Financial Officer

officeoftheCFO@mynd.ai

Tel: (206) 393-4493